FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM APRIL 01 TO JUNE 30, 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO JUNE 30, 2010 & 2009

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	161,659,651	100	145,411,743	100

s02	CURRENT ASSETS	31,584,432	20	32,616,061	22
s03	CASH AND SHORT-TERM INVESTMENTS	5,302,582	3	5,198,059	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,087,124	11	17,679,188	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,401,978	3	6,172,960	4
s06	INVENTORIES	701,093	0	984,828	1
s07	OTHER CURRENT ASSETS	2,091,655	1	2,581,026	2
s08	LONG - TERM	16,016,728	10	7,352,038	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	16,014,645	10	7,350,146	5
s11	OTHER INVESTMENTS	2,083	0	1,892	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	77,092,158	48	70,233,357	48
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	205,103,148	127	186,118,126	128
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	134,922,055	83	120,871,198	83
s17	CONSTRUCTIONS IN PROGRESS	6,911,065	4	4,986,429	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	27,532,206	17	25,141,322	17
s19	OTHER ASSETS	9,434,127	6	10,068,965	7

s20	TOTAL LIABILITIES	62,459,354	100	54,760,519	100

s21	CURRENT LIABILITIES	33,981,628	54	36,514,934	67
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	11,519,842	18	5,774,593	11
s24	STOCK MARKET LOANS	0	0	9,500,000	17
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	58,572	0	1,083,534	2
s26	OTHER CURRENT LIABILITIES	22,403,214	36	20,156,807	37
s27	LONG - TERM LIABILITIES	16,006,243	26	11,521,283	21
s28	BANK LOANS	6,006,243	10	11,521,283	21
s29	STOCK MARKET LOANS	10,000,000	16	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	4,027,428	6	0	0
s32	OTHER NON CURRENT LIABILITIES	8,444,055	14	6,724,302	12

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	99,200,297	100	90,651,224	100

s34	NON-CONTROLLING INTEREST	3,739,656	4	2,979,018	3
s35	CONTROLLING INTEREST	95,460,641	96	87,672,206	97
s36	CONTRIBUTED CAPITAL	55,011,925	55	55,099,559	61
s79	CAPITAL STOCK (NOMINAL)	16,974,025	17	17,061,659	19
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	38	38,037,900	42
s41	CAPITAL INCREASE (DECREASE)	40,448,716	41	32,572,647	36
s42	RETAINED EARNINGS AND CAPITAL RESERVE	23,728,764	24	20,114,570	22
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	16,719,952	17	12,458,077	14
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	5,302,582	100	5,198,059	100
s46	CASH	971,577	18	1,397,388	27
s47	SHORT-TERM INVESTMENTS	4,331,005	82	3,800,671	73

s07	OTHER CURRENT ASSETS	2,091,655	100	2,581,026	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	146,592	6
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,091,655	100	2,434,434	94

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	27,532,206	100	25,141,322	100
s48	AMORTIZED OR REDEEMED EXPENSES	11,198,074	41	5,269,995	21
s49	GOODWILL	14,510,263	53	17,832,007	71
s51	OTHERS	1,823,869	7	2,039,320	8

s19	OTHER ASSETS	9,434,127	100	10,068,965	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	4,985,624	53	5,839,901	58
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,448,503	47	4,229,064	42

s21	CURRENT LIABILITIES	33,981,628	100	36,514,934	100
s52	FOREIGN CURRENCY LIABILITIES	25,884,259	76	27,236,676	75
s53	MEXICAN PESOS LIABILITIES	8,097,369	24	9,278,258	25

s26	OTHER CURRENT LIABITIES	22,403,214	100	20,156,807	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	443,010	2	0	0
s89	INTEREST LIABILITIES	98,505	0	239,745	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	21,525,718	96	18,557,316	92
s105	BENEFITS FOR EMPLOYEES	335,981	1	1,359,746	7

s27	LONG-TERM LIABILITIES	16,006,243	100	11,521,283	100
s59	FOREIGN CURRENCY LIABILITIES	6,006,243	38	11,521,283	100
s60	MEXICAN PESOS LIABILITIES	10,000,000	62	0	0

s31	DEFERRED LIABILITIES	4,027,428	100	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	4,027,428	100	0	0

s32	OTHER NON CURRENT LIABILITIES	8,444,055	100	6,724,302	100
s66	DEFERRED TAXES	5,966,290	71	4,160,254	62
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,477,765	29	2,564,048	38
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	16,974,025	100	17,061,659	100
s37	CAPITAL STOCK (NOMINAL)	147,354	1	148,495	1
s38	RESTATEMENT OF CAPITAL STOCK	16,826,671	99	16,913,164	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	23,728,764	100	20,114,570	100
s93	LEGAL RESERVE	276,774	1	276,774	1
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	19,980,286	84	15,503,441	77
s45	NET INCOME FOR THE YEAR	3,471,704	15	4,334,355	22

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	16,719,952	100	12,458,077	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	16,719,952	100	12,458,077	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
S
s72	WORKING CAPITAL	(2,397,196)	(3,898,873)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	21,481	22,414
s76	WORKERS (*)	3,362	3,432
s77	OUTSTANDING SHARES (*)	18,008,571,160	18,148,042,660
s78	REPURCHASE OF OWN SHARER(*)	5,780,400	174,996,400
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	48,913,956	100	42,419,246	100
r02	COST OF SALES AND SERVICES	31,134,897	64	27,995,278	66
r03	GROSS INCOME	17,779,059	36	14,423,968	34
r04	OPERATING EXPENSES	11,498,193	24	9,719,447	23
r05	OPERATING INCOME	6,280,866	13	4,704,521	11
r08	OTHER EXPENSES AND INCOMES (NET)	(123,336)	(0)	(79,605)	(0)
r06	COMPREHENSIVE FINANCING COST	(771,099)	(2)	1,268,326	3
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	275,861	1	505,436	1
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	5,662,292	12	6,398,678	15
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,960,758	4	1,828,326	4
r11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	3,701,534	8	4,570,352	11
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	3,701,534	8	4,570,352	11
r19	NET INCOME OF NON-CONTROLLING INTEREST	229,830	0	235,997	1
r20	NET INCOME OF CONTROLLING INTEREST	3,471,704	7	4,334,355	10

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	48,913,956	100	42,419,246	100
r21	DOMESTIC	2,703,460	6	3,523,674	8
r22	FOREIGN	46,210,496	94	38,895,572	92
r23	TRANSLATION INTO DOLLARS (***)	3,627,962	7	2,780,499	7

r08	OTHER EXPENSES AND INCOMES (NET)	(123,336)	100	(79,605)	100
r49	OTHER EXPENSES AND INCOMES (NET)	(77,258)	63	(39,911)	50
r34	EMPLOYEE PROFIT SHARING	16,680	(14)	1,293	(2)
r35	DEFERRED EMPLOYEE PROFIT SHARING	29,398	(24)	38,401	(48)

r06	COMPREHENSIVE FINANCING COST	(771,099)	100	1,268,326	100
r24	INTEREST EXPENSE	863,359	(112)	1,184,339	93
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	640,254	(83)	453,690	36
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(547,994)	71	1,998,975	158
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,960,758	100	1,828,326	100
r32	INCOME TAX	1,232,504	63	1,594,548	87
r33	DEFERRED INCOME TAX	728,254	37	233,778	13

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	48,913,956	42,419,246
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	99,034,793	81,464,156
r39	OPERATING INCOME (**)	12,628,129	9,429,076
r40	NET INCOME OF CONTROLLING INTEREST (**)	8,241,850	6,743,417
r41	NET INCOME (**)	8,694,070	6,973,001
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	5,664,205	4,256,954

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM APRIL 01 TO JUNE 30, 2009-

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	24,484,698	100	21,778,023	100
rt02	COST OF SALES AND SERVICES	15,510,398	63	14,303,930	66
rt03	GROSS INCOME	8,974,300	37	7,474,093	34
rt04	OPERATING EXPENSES	5,808,783	24	5,077,986	23
rt05	OPERATING INCOME	3,165,517	13	2,396,107	11
rt08	OTHER EXPENSES AND INCOMES (NET)	(73,246)	(0)	(73,492)	(0)
rt06	COMPREHENSIVE FINANCING COST	(552,125)	(2)	1,525,767	7
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	91,966	0	313,382	1
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	2,632,112	11	4,161,764	19
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	987,009	4	1,302,506	6
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	1,645,103	7	2,859,258	13
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	1,645,103	7	2,859,258	13
rt19	NET INCOME OF NON-CONTROLLING INTEREST	114,278	0	170,720	1
rt20	NET INCOME OF CONTROLLING INTEREST	1,530,825	6	2,688,538	12

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	24,484,698	100	21,778,023	100
rt21	DOMESTIC	1,374,556	6	1,735,862	8
rt22	FOREIGN	23,110,142	94	20,042,161	92
rt23	TRANSLATION INTO DOLLARS (***)	1,814,365	7	1,432,739	7

rt08	OTHER REVENUES AND (EXPENSES), NET	(73,246)	100	(73,492)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	(41,632)	57	(51,354)	70
rt34	EMPLOYEE PROFIT SHARING	6,188	(8)	965	(1)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	25,426	(35)	21,173	(29)

rt06	COMPREHENSIVE FINANCING COST	(552,125)	100	1,525,767	100
rt24	INTEREST EXPENSE	428,928	(78)	549,440	36
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	318,108	(58)	214,860	14
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(441,305)	80	1,860,347	122
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	987,009	100	1,302,506	100
rt32	INCOME TAX	547,201	55	1,159,079	89
rt33	DEFERRED INCOME TAX	439,808	45	143,427	11

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	2,833,527	2,214,106

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO JUNE 30, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.46		$0.37
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.46		$0.37
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.30		$4.83
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.00		$0.00
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.18	times	1.66	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	25.11	times	21.62	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	7.57		10.77
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	8.76		7.69
p03	NET INCOME TO TOTAL ASSETS ( **)	5.38		4.80
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-		-
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		-
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.61	times	0.56	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.28	times	1.16	times
p08	INVENTORIES ROTATION (**)	89.98	times	53.25	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	58.00	days	65.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.43		7.71
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	38.64		37.66
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.63	times	0.60	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.06		70.78
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	20.76		16.40
p15	OPERATING INCOME TO INTEREST PAID	7.27	times	3.97	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.59	times	1.49	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.93	times	0.89	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.91	times	0.87	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.51	times	0.60	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.60		14.24
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	5,662,292	6,398,678
e02	+(-) ITEMS NOT REQUIRING CASH	533,560	(1,998,975)
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	6,877,086	4,715,360
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	863,359	1,184,339
e05	CASH FLOWS BEFORE INCOME TAX	13,936,297	10,299,402
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,251,654)	(2,741,027)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	10,684,643	7,558,375
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(7,680,918)	(9,473,611)
e09	FINANCING ACTIVITIES	3,003,725	(1,915,236)

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(7,887,243)	(1,024,703)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,883,518)	(2,939,939)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(513,124)	627,423
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	10,699,224	7,510,575
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	5,302,582	5,198,059

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	533,560	(1,998,975)
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+(-) OTHER UNREALIZED ITEMS	533,560	(1,998,975)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	6,877,086	4,715,360
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	7,152,947	5,220,796
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(275,861)	(505,436)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	863,359	1,184,339
e25	+ACCRUED INTERESTS	863,359	1,184,339
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,251,654)	(2,741,027)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(543,445)	(268,695)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(58,047)	1,123,877
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	503,198	409,705
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	10,933	(1,055,021)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,316,521)	(1,520,793)
e32	+(-) INCOME TAXES PAID OR RETURNED	(1,847,772)	(1,430,100)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(7,680,918)	(9,473,611)
e33	- PERMANENT INVESTMENT IN SHARES	0	(247,860)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(7,112,744)	(8,062,331)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(400,312)	(938,435)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	(167,862)	(224,985)
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(7,887,243)	(1,024,703)
e45	+ BANK FINANCING	8,026,209	4,144,047
e46	+ STOCK MARKET FINANCING	0	36,200,000
e47	+ OTHER FINANCING	33,823	107,579
e48	(-) BANK FINANCING AMORTIZATION	(8,937,655)	(7,065,419)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(5,000,000)	(32,200,000)
e50	(-) OTHER FINANCING AMORTIZATION	(52,187)	(192,388)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(345,248)	(19,934)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(893,801)	(1,182,462)
e56	+ REPURCHASE OF SHARES	(66,666)	(1,266,610)
e57	+(-) OTHER ITEMS	(651,718)	450,484

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

Second quarter 2010

Consolidated relevant figures

➢      2010 accumulated consolidated revenues through June were the equivalent of 48.914 billion pesos, a 15.3% increase compared with the same period a year earlier. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 6.8% in Brazil, 10.7% in Colombia, 8.8% in Argentina, 16.0% in Chile and 2.9% in Peru.

➢      At the end of June 2010, there were 20.1 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 17.0% increase compared with the end of June 2009.

➢      2010 accumulated consolidated EBITDA(1) totaled 13.434 billion pesos, a 35.3% increase compared with the same period of the previous year. Based on local accounting principles and exchange rates of each country, EBITDA increases were 23.4% in Brazil, 50.7% in Colombia, 21.2% in Argentina, 63.7% in Chile and 68.5% in Peru.

➢      For the same period, operating income totaled 6.281 billion pesos, a 33.5% increase compared with the end of June 2009.

➢      Corresponding EBITDA and operating income margins were 27.5% and 12.9% respectively, compared with 23.5% and 11.0% for the same period a year earlier.

➢      2010 accumulated consolidated majority net income was 3.472 billion pesos, or a 19.9% decrease compared with the same period of last year. This decrease was due to an extraordinary exchange rate gain that occurred during 2009.

➢      At the end of June 2010, total consolidated debt was the equivalent of 2.175 billion dollars. Of total debt, 26.7% was dollar-denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 293 million dollars, or 50.3% of the dollar-denominated debt. Net debt (3) was the equivalent of 1.756 billion dollars.

Relevant Figures

(Million of nominal pesos, unless otherwise indicated)

					%
		6 months 10		6 months 09	Inc.

Revenues	Ps.	48,914	Ps.	42,419	15.3
EBITDA (1)		13,434		9,926	35.3
EBITDA margin (%)		27.5		23.4	4.1
Operating income		6,281		4,705	33.5
Operating margin (%)		12.8		11.1	1.7
Majority income from continuing operations		3,472		4,334	(19.9)
Earnings per share (pesos)		0.19		0.24	(20.8)
Earnings per ADR (dollars) (2)		0.30		0.36	(16.7)
Outstanding shares (millions)		18,009		18,148	(0.8)
Equivalent ADRs (millions) (2)		900		907	(0.8)

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

(2)   One ADR represents 20 shares.

(3)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 16%. Therefore, during 2008 and 2009 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of June 30, 2010, this item rose to Ps. 21,525,718 and is comprised as follows:

2010

Accounts payable $ 14,730,756

Other accrued liabilities 2,645,962

Deferred credits 4,149,000

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000. Additionally, on April 29, 2009 the Annual Ordinary Shareholders’ Meeting approved to increase in Ps. 5,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,067,022.

From January 1 through June 15, 2010, the Company acquired 5.8 million L shares for Ps. 66,666

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2009 financial statements have been reclassified to conform its presentation with the one used for the year 2010.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Contenido Cultural y Educativo, S.A. de C.V.	Selling advertising space	28,274,849	100.00
Inmuebles Madag, S.A. de C.V.	Real state leasing	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	758,185,575	96.13
Telmex Chile Holding S.A.	Intermediate holding company in Chile	330,461,011,301	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	10,739,258	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,030,078,263,460	98.06
Telmex Colombia S. A. (before Telmex Hogar, S.A.)	Provider of telecommunications services to corporate customers in Colombia	34,398,789	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	150,280,949	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	150,000	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,000	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	100	100.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,745,851	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	21,439,336	100.00
Páginas Telmex Perú, S.A.C.	Producer of yellow and white pages directories in Perú	120,229	100.00
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Net Serviços de Comunicação, S.A.	Provider of cable television	121,338,989	34.64 (*)	5,651,398	15,601,460
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00	247,860	176,114
Scitum, S.A. de C.V.	Information security systems	2,865,893	30.00	181,794	181,794
Others					55,277

TOTAL INVESTMENT IN ASSOCIATES				6,081,052	16,014,645
OTHER PERMANENT INVESTMENTS					2,083
T O T A L				6,081,052	16,016,728

--The 34.64 % corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at June 30, 2010 is 35.38%.

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/2007	11/05/2012	1.60							542,430	542,430	1,084,860	0	0	0
CAF Santander (2)	Y	07/07/2006	05/07/2011	1.84							331,606	331,606	331,606	0	0	0
EDC (2)	Y	21/11/2006	17/11/2011	1.65							158,209	158,209	158,209	0	0	0
BNP Paribas - Star One (3)	Y	13/08/2003	28/11/2013	4.01							329,639	329,639	544,793	773,762	156,555	0
BNP Paribas (2)	Y	13/08/2003	02/12/2013	1.50							11,264	11,264	22,529	22,529	11,264	0
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (2)	Y	22/09/2006	22/09/2012	1.93							52,736	52,736	105,473	52,736	0	0
Banco IBM (4)	Y	29/09/2009	29/09/2015	11.32							68,308	68,308	136,617	136,617	136,616	204,924
Nordic (2)	Y	24/04/2006	30/04/2013	2.25							79,104	79,104	158,209	158,209	0	0
Others (6)	Y	30/10/2009	15/11/2012	10.50							14,637	87,821	175,641	73,184	0	0
Others (3)	Y	04/11/2009	15/12/2014	4.50							10,861	25,890	89,249	104,815	104,815	31,058
Chile:
Others (3)	Y	31/05/2001	10/06/2016	2.37							745,532	557	448,284	1,303	1,397	2,862
Others (3)	Y	01/12/2006	19/03/2015	4.53							29,803	26,896	60,933	32,562	9,027	1,451
Others leasing (3)	Y	01/12/1999	01/07/2027	8.79							1,034	16,325	14,138	15,371	16,712	110,842
Colombia:
Others (5)	Y	01/06/2006	01/09/2013	7.18							35,853	35,853	71,710	71,710	17,920	0
others leasing (5)	Y	01/04/2006	01/08/2014	8.52							33,596	35,492	76,222	82,473	66,894	4,159
Argentina:
Others (3)	Y	09/10/2007	17/06/2011	1.94							21,728	9,821	5,471	2,736	0	0
Others (3)	Y	15/06/2010	15/07/2010	12.60							25,764
Peru:
Others leasing (3)	Y	18/09/2000	01/06/2011	7.00							2,102	41,855	0	0	0	0
Others (3)	Y	22/06/2009	11/11/2013	2.98							532,734	5,484	10,969	10,969	5,484	0
Others (3)	Y	05/03/2010	26/07/2010	1.46							353,760	0	0	0	0	0
Others (3)	Y	01/07/2007	11/10/2014	4.50							15,480	15,770	32,750	30,354	22,776	4,494

Ecuador:
Others (3)	Y	28/06/2010	29/07/2010	8.50							48,602	0	0	0	0	0
México:
Bancomer (3)	N/A	29/06/2010	06/07/2010	5.29	1,800,000
Banamex (3)	N/A	29/06/2010	06/07/2010	5.29	2,400,000
Santander (3)	N/A	29/06/2010	06/07/2010	5.30	2,000,000

OTHER
TOTAL BANKS					6,200,000	0	0	0	0	0	3,444,782	1,875,060	3,527,663	1,569,330	549,460	359,790

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Stock certificates (7)	N/A	04/09/2009	30/08/2012	6.31				5,000,000
Stock certificates (7)	N/A	04/12/2009	27/11/2014	6.46						5,000,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	0	5,000,000	0	5,000,000	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				8,230,027						14,173,187
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					8,230,027	0	0	0	0	0	14,173,187	0	0	0	0	0

TOTAL					14,430,027	0	0	5,000,000	0	5,000,000	17,617,969	1,875,060	3,527,663	1,569,330	549,460	359,790

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

(1)     Libor 3 months plus margin

(2)     Libor 6 months plus margin

(3)     Fixed Rate

(4)     CDI Rate*

(5)     DTF Rate**

(6)     TJLP Rate***

(7)     TIIE****

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 0.5339 at June 30, 2010

- Libor at 6 months in US dollars is equivalent to 0.7525 at June 30, 2010

- CDI rate*                                    is equivalent to 10.1200 at June 30, 2010

- DTF rate**                                 is equivalent to 3.5000 at June 30, 2010

- TJLP rate***                              is equivalent to 6.0000 at June 30, 2010

- TIIE rate***                               is equivalent to 4.9550 June 30, 2010

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2010 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	581,437	12.6567

E.- Liabilities in other foreign currency are equivalent to Ps. 20,167,009 thousand Mexican pesos.

*Brazilian local rate

**Colombian leader rate

***Brazilian local rate

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	183,508	2,322,607	2,396,151	30,327,363	32,649,970

LIABILITIES	1,089,044	13,783,712	1,956,258	24,759,772	38,543,484
SHORT-TERM LIABILITIES	788,610	9,981,210	1,463,936	18,528,603	28,509,813
LONG-TERM LIABILITIES	300,434	3,802,502	492,322	6,231,169	10,033,671

NET BALANCE	(905,536)	(11,461,105)	439,893	5,567,591	(5,893,514)

---Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.6567
EURO	15.7841
Argentinian Peso	3.2205
Colombian Peso	0.0067
Chilean Peso	0.0239
Peruvian Sol	4.4771
Brazilian Real	7.0256

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Not applicable

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At June 30, 2010, the Company has complied with such restrictive covenants.

---

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

---

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	1,924,177
OTHERS	0	779,283
FOREIGN SALES
LOCAL SERVICE	0	8,493,774
LONG DISTANCE SERVICES	0	17,509,993
INTERCONNECTION	0	737,454
CORPORATE NETWORKS	0	10,957,691
INTERNET	0	4,633,806
TV DE CABLE	0	3,877,778
TOTAL		48,913,956

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	8,493,774
LONG DISTANCE SERVICE	0	17,509,993
INTERCONNECTION	0	737,454
CORPORATE NETWORKS	0	10,957,691
INTERNET	0	4,633,806
OTHERS	0	3,877,778
TOTAL		46,210,496

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	385,500,628	0	0	385,500,628	3,154	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,508,474,450	0	0	9,508,474,450	77,803	0
TOTAL			18,008,571,160	0	8,114,596,082	9,893,975,078	147,354	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,008,571,160

NOTES:
The nominal value per share is $0.0081824375 MXN

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	2th. Quarter 10 Apr-Jun	% of Advance	Amount used 2010	Budget 2010	% of Advance

LATINOAMERICA	1,419,973	15.2	2,531,091	9,360,243	27.0
EMBRATEL	2,799,541	26.4	4,581,653	10,595,491	43.2

TOTAL INVESTMENT TELMEX INTERNACIONAL	4,219,514	21.1	7,112,744	19,955,734	35.6

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated  other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 15

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION )

Consolidated

Final printing

---

Complementary information to TELINT’s second quarter 2010 Report (ending on June 30, 2010) requested by Official Communications No. 151/13203/2008, dated November 25, 2008 No. 151-2/76211/2009 dated  January 20, 2009 No. 153/79180/2009 dated November 27, 2009 both  issued by the Comisión Nacional Bancarios y de Valores, (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT’s second quarter Report, at June 30, 2010, TELINT had a total debt equivalent to 27,526 million Mexican pesos, of which 7,359 million were denominated in US dollars and 20,167 million were denominated in local currencies belonging to the different countries in which the Company operates in South America as well as Mexico. The Company had a net position in hedges of 293 million US dollars implemented through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

(a)    With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company through its various subsidiaries uses derivative instruments, mainly Cross Currency Swaps.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, while maintaining a solid and healthy financial structure.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company’s subsidiaries enter into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody´s and A by Standard & Poor´s.

 Also, the Company’s subsidiaries only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

            Given that the Company’s subsidiaries use derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company and its subsidiaries that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP (“Balcăo Organizado de Ativos e Derivados”) standardized and duly executed by the legal representatives of the Company’s Brazilian subsidiaries and the financial institutions.

Margin policies, collateral and lines of credit

            The Company or its subsidiaries have no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

            Some subsidiaries which include the ones in Brazil maintain the Company’s total hedge position through derivative instruments. Various entities inside each subsidiary discuss hedging strategies against financial risk. The Treasury departments of the subsidiaries are in charge of its implementation with close coordination with the Corporate Treasury department of the Company. The supervision of the transactions is left to the Company’s Chief Financial Officer.

            In the previously mentioned subsidiaries, derivative contracts that exceed 50 million R$ (28 million US dollars) must be approved by the Board of Directors. The control of these contracts is performed under the supervision of the Company and internal auditors.

Existence of a independent third party that reviews such processes

In order to comply with reporting financial standards, the measurement of the effectiveness of the derivative instruments are discussed with the external auditors that validate the correct accounting application of their effect in the income statement and the balance sheet.

 Generic description of the valuation techniques

As previously discussed, derivative instruments are carried out by the Company through its subsidiaries, primarily for the purpose of hedging financial risk. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company and its subsidiaries use certain tools in order to evaluate market risk (VAR, Stress Test).

ii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s and the subsidiaries’ cash generation capabilities have been sufficient to service the debt and the derivative instruments used to hedge financial risks associated with such debt.

iii. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

For the second quarter of 2010, we have recognized an accumulated net loss of 55 million Mexican pesos as a result of foreign exchange rate hedges.

            To date, there has not been any breach in the terms and conditions of the respective agreements.

iv. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since hey are carried out for hedging purposes.

TABLE I Summary of Derivative Instruments In thousands, June 30 2010
Derivative Type	Purpose of hedge	Notional Amount		Underlying Asset Value Reference Variable		Reasonable Value		Amount of Maturities per year	Colateral/ Lines of credit
		Quarter Current	Quarter Previous	Quarter Current	Quarter Previous	Quarter Current	Quarter Previous
Exchange rate hedges (principal & interest)
Cross Currency Swap	Hedge USD x CDI	USD 292,588	USD 497,716	CDI 10.13% Exchange rate 7.0256	CDI 8.59% Exchange rate 6.9983	MXN (443,010)	MXN (746,711)	7,1 mounths	N/A

Cross Currency Swap	Hedge CDI x USD	USD -	USD -	Exchange rate 7.0256 CDI 10.13%	Exchange rate 6.9983 CDI 8.59%	MXN -	MXN -	-	N/A

Total		292,588	497,716			(443,010)	(746,711)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. EDUARDO AL VAREZ RAMIREZ DE ARELLANO

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE CONTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	BOWLING
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR
BOARD PROPIETORS (INDEPENDENT)	SR.	LOUIS	C. CAMILLERI
SECRETARY OF THE BOARD OF DIRECTORS	LIC.	EDUARDO	ALVAREZ	RAMIREZ DE ARELLANO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Second Quarter 2010.